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EACO Corporation
                                                   Eatery Concepts
                                            2113 Florida Boulevard
                                      Neptune Beach, Florida 32266
                                                    (904) 249-4197
                                               Fax: (904) 249-1466

Via Federal Express and Facsimile

July 20, 2005

Ms. Linda Cvrkel
Branch Chief
U.S. Securities and Exchange Commission

Subject:     EACO Corporation (the "Company")
             Form 10-K for the fiscal year ended December 29, 2004 And Form 10-Q for the quarter ended March 30, 2005
             Your File No. 0-14311

Dear Ms. Cvrkel:

We are in receipt of your letter dated June 23, 2005 concerning the Company and are herein providing a response to your comments related to the Company's Annual Report of Form 10-K and quarterly report on Form 10-Q (File Number 0-14311). The numbered responses in this letter correspond to the numbered comments in your June 23, 2005 letter. For your convenience, we have repeated your comments in this letter.

Annual Report for the fiscal year ended December 29, 2004

Note 1:  Significant Accounting Policies, page 20
- Securities Sold, Not Yet Purchased, page 21

1. We note your response to prior comment number 6; however, it is still unclear how short-selling transactions are accounted for within your financial statements. In this regard, please explain in detail and provide us with the journal entries used to record the initial transaction, quarterly adjustments, and the disposition of the liability and recognition of any related gain/loss with respect to the short-selling transaction. We may have further comment upon receipt of your response.

Selling securities short are only entered into when experience in and knowledge of an industry makes us believe that there will be a

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drop in security prices in that industry.  Short sales are
recorded initially as a liability in the account "Securities Sold, Not Yet Purchased." At the end of each quarter, the securities/liability is adjusted by using current market values for the securities with any gain or loss being recognized. Upon cover of the short sale position, the liability is reduced to zero and further gain or loss is recognized.

The following are examples of journal entries for transactions involving short sales:

1.  Initial Transaction:

                                           Debit          Credit
Cash                                     $100,000
Securities Sold, Not Yet Purchased                       $100,000

2.  Quarterly Adjustments:

Loss on Valuation                           1,000
Securities Sold, Not Yet Purchased                          1,000

3.  Cover of Short Sale:

Securities Sold, Not Yet Purchased        101,000
Cash                                                      101,000

Note 10 - Common Shareholder's Equity, page 30
Preferred Stock, page 32

2. We note response to prior comment number 11. Please similarly revise your notes in the future filings to disclose the information provided in your response..

We will revise our notes in future filings to disclose the information provided.

Note 15 - Subsequent Events - Unaudited Pro Forma Financial
Statements, page 36

3. We note your response to prior comment number 14. With regard to your treatment on the gain on the sale, please revise your notes in future filings to disclose that you will defer the recognition of the portion of the gain attributable to the $4.0 million note and will recognize it on the installment basis based on the payment terms of the note.

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We will revise our notes in future filings to disclose that the portion of the gain attributable to the $4.0 million note will be deferred and recognized over future periods on the installment basis based on the payment terms of the note.

Quarterly Report on Form 10-Q for the Quarter ended March 30,
2005.

Note 8.  Pending Asset Sale, page 8

4. We note the disclosure indicating that due to uncertainties associated with buyer financing for your sale of sixteen restaurants, you have presented the results of operation for these restaurants as continuing operations. Please tell us and explain in future filings in further detail why you do not believe that these restaurants meet the criteria for classification as discontinued operations at March 31, 2005. Your response should explain in detail why you do not believe these restaurants satisfy the criteria in SFAS No. 144 for classification as both assets held for sale and discontinued operations at this date, including your basis for any conclusion that the sale is not "probable" at March 31, 2005. We may have further comment upon receipt of your response.

We felt that item 4, paragraph 30 of SFAS 144 was not met and therefore, presentation as discontinued operations or assets held for sale was not appropriate. Banner Buffets LLC (the "buyer") is a startup company, specifically formed to acquire the assets in question. At March 31, 2005, and through the date of our filing, Banner Buffets did not have financing in place, nor was there a documented commitment by a lender whereby the consummation of the transaction could be considered probable, in our best judgment. Additionally, there were numerous separate contingencies, any of which could have ended the transaction. In the event that the transaction was not concluded, we did not plan on marketing the assets, our plan was to continue to operate the business as a going concern.

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